                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                          ADDvantage Media Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  006743 10 8
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Kenneth A. Chymiak,
             808 North 16/th/ Street, Broken Arrow, Oklahoma 74012
                                (918) 251-2887
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 30, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 250.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 006743 10 8                                    PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Kenneth A. Chymiak
        ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             2,500,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             2,500,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        2,500,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        24.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 006743 10 8                                Page 3 of 5 Pages
          -----------

                           Item 1. Security and Issuer
                           ---------------------------

     This Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of ADDvantage Media Group, Inc., an Oklahoma corporation ("AMG"). The principal executive offices of AMG are located at 808 North 16/th/ Street, Broken Arrow, Oklahoma 74012.


                        Item 2. Identity and Background
                        -------------------------------

     (a)     Kenneth A. Chymiak.

     (b) The residence address of Mr. Chymiak is 5411 East 80/th/ Street, Tulsa, Oklahoma 74136.

     (c) Mr. Chymiak is President and Chief Executive Officer of AMG and Vice President of its wholly owned subsidiary DRK Enterprises, Inc. d/b/a/ TULSAT.

     (d),(e) During the last five years, Mr. Chymiak has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)     Mr. Chymiak is a citizen of the United States of America.


           Item 3. Source and Amount of Funds or Other Consideration
           ---------------------------------------------------------

     Mr. Chymiak, as Trustee of the Ken Chymiak Revocable Trust Dated March 4, 1992, received 2,000,000 shares of Common Stock and 50,000 shares of AMG's Series A 5% Cumulative Convertible Preferred Stock (which are convertible currently into 500,000 shares of Common Stock) and 75,000 shares of AMG's Series B 7% Cumulative Preferred Stock (which are not convertible) in exchange for 175 shares of the common stock of DRK Enterprises, Inc., d/b/a TULSAT ("TULSAT") owned by Mr. Chymiak. This exchange was consummated on September 30, 1999 pursuant to the terms of that certain Securities Exchange Agreement dated September 16, 1999 by and among AMG and the TULSAT shareholders.

                                  SCHEDULE 13D

CUSIP No. 006743 10 8                                Page 4 of 5 Pages
          -----------

                         Item 4. Purpose of Transaction
                         ------------------------------

     As a result of his acquisition of the AMG Common Stock, Mr. Chymiak and the other TULSAT shareholders have assumed control of the management of AMG. Mr. Chymiak and David E. Chymiak will become members of the Board of Directors of AMG. Under the terms of the Securities Exchange Agreement, all of the previously serving members of the Board of Directors of AMG other than Gary W. Young resigned on September 30, 1999. As a result of the transactions, TULSAT has become the principal operating business of AMG. AMG is not actively engaged in any other operating business at this time. Mr. Chymiak may seek, from time to time, additional shares of Common Stock of AMG through a variety of possible means, including, but not limited to, open market transactions. Irrespective of the foregoing, Mr. Chymiak is not bound to increase his holdings and, depending upon future developments, may also, at his discretion, determine at any time or from time to time to sell or otherwise dispose of some or all of his shares of Common Stock of AMG. Mr. Chymiak reserves the right to act with respect to his holdings as he deems in his own best interest.

     Except as set forth above, Mr. Chymiak has no plans or proposals with respect to a merger, reorganization, or liquidation of AMG or any of its subsidiaries, the sale or transfer of a material amount of the assets of AMG, any material change in the capitalization or dividend policy of AMG, any other material change in AMG's business or corporate structure or, generally, any other action referred to in parts (a) through (j) of Item 4 of Schedule 13 D.

                  Item 5. Interest in Securities of the Issuer
                  --------------------------------------------

     (a) Mr. Chymiak presently beneficially owns 2,500,000 shares of Common Stock of AMG which he holds indirectly as trustee of the Ken Chymiak Revocable Trust Dated March 4, 1992, including 2,000,000 shares of Common Stock and 50,000 shares of AMG's Series A 5% Cumulative Convertible Preferred Stock which are currently convertible into 500,000 shares of AMG Common Stock. These securities represent approximately 24.5% of the outstanding shares of Common Stock of AMG.

     (b) Mr. Chymiak has the sole power to vote or dispose of 2,500,000 shares of Common Stock of AMG.

     (c)  Not applicable.

     (d) No person other than Mr. Chymiak has the right to receive or the power to direct the receipts of dividends from, or the proceeds from the sale of, the 2,500,000 of Common Stock of AMG owned by Mr. Chymiak.

     (e)  Not applicable.

                                  SCHEDULE 13D

CUSIP No. 006743 10 8                                Page 5 of 5 Pages
          -----------

               Item 6. Contracts, Arrangements, Understandings or
               --------------------------------------------------
             Relationships with Respect to Securities of the Issuer
             ------------------------------------------------------

     There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Ms. Chymiak and any person with respect to any securities of AMG, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                   Item 7.  Material to be Filed as Exhibits
                   -----------------------------------------

     The Securities Exchange Agreement dated as of September 16, 1999 by and among AMG and the former shareholders of TULSAT, including Ms. Chymiak, is
Exhibit 2 to the Current Report on Form 8-K filed by AMG on September 24, 1999. No exhibits are included with this filing.

                      *   *   *  *   *   *  *  *  *  *  *

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  October 11, 1999

                                      \s\ Kenneth A. Chymiak
                                     -------------------------
                                          Kenneth A. Chymiak